ADVANCING TO PRODUCTION	390 – 3600 Lysander Lane , Richmond, BC Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: +1 (218) 471-2150 / Fax: +1 (218) 225-4429

444 Cedar Street, St. Paul, MN 55101, Tel: +1 (651) 389-4100

www.polymetmining.com

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2012-5

POLYMET REPORTS PROGRESS ON ENVIRONMENTAL REVIEW

Hoyt Lakes, Minnesota, May 23, 2012 - PolyMet Mining Corp. (TSX: POM; NYSE-A: PLM) (“PolyMet” or the “Company”) today reported continued progress on the environmental review of its NorthMet project. PolyMet controls 100% of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The Minnesota Department of Natural Resources (MDNR), US Forest Service (USFS), and US Army Corps of Engineers (USACE) are the "Lead Agencies" responsible for producing a supplemental draft Environmental Impact Statement ("EIS") that clearly describes the project and its potential impacts, and provides the basis for permitting decisions.

PolyMet has been working with the Lead Agencies to complete a complex set of environmental models that predict water, air and wetland impacts both during and after operation of the mine. These models will be used to finalize engineering refinements necessary to ensure the project will meet all state and federal environmental standards.

The process to complete the environmental review is:

  complete rigorous Lead Agency review and quality assurance/quality control process for the environmental models incorporate engineering refinements into the models to show that the project will meet all relevant state and federal standards, including the wild rice sulfate standards incorporate comments from the Cooperating Agencies including the US Environmental Protection Agency (EPA) into the supplemental draft EIS which will be released for public review and comment prepare and release the final EIS, which must be done before permitting decisions can be made.

The project will incorporate many enhancements since the original draft EIS was published in November 2009, which will address environmental concerns raised by the EPA and others.

The long-term success of the NorthMet project depends on completing a thorough environmental review and publishing a supplemental draft EIS that clearly demonstrates that the project meets all state and federal standards.

The Lead Agencies are updating the schedule for completion of the NorthMet EIS and provisionally expect to publish the supplemental draft EIS in the first quarter of 2013, with a preliminary supplemental draft EIS available for review by the Cooperating Agencies two-to-three months before that. The revised schedule will be finalized in the next several weeks. PolyMet intends to report achievement of interim milestones leading up to the publication of the supplemental EIS.

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one-and-a-quarter million hours of construction labor and create approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “Joe Scipioni”
Joe Scipioni, CEO

For further information, please contact:
Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (651) 389-4105	Tel: +1 (218) 471-2157
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall
Tel: +1 (651) 389-4104	Tel: +1 (226) 663-3000
cagresti@polymetmining.com	macdougall_consult@yahoo.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2012 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the year ended January 31, 2012 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.